SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment #1)

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number)

                             Lewis Fickett III, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 August 17, 2000
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia XM Radio Partners, LLC

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia

Number of                   7        Sole Voting Power
Shares
Beneficially                         2,946,437.32*

Owned By                    8        Shared Voting Power
Each
Reporting                            584,905.66**

Person With                 9        Sole Dispositive Power

                                     2,946,437.32*

                           10        Shared Dispositive Power

                                     584,905.66**


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners II (QP), L.P.

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners II (Cayman), L.P.

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Cayman Islands

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners II, L.P.

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia

Number of                   7        Sole Voting Power
Shares
Beneficially                         0

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     0

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Investors, L.L.C.

2. Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

James B. Fleming, Jr.

2. Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

R. Philip Herget, III

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Harry F. Hopper III

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

U.S.

Number of                   7        Sole Voting Power
Shares
Beneficially                         -0-

Owned By                    8        Shared Voting Power
Each
Reporting                            3,531,342.98***

Person With                 9        Sole Dispositive Power

                                     -0-

                           10        Shared Dispositive Power

                                     3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia XM Satellite Partners III, LLC

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia

Number of                   7        Sole Voting Power
Shares
Beneficially                         269,565.83 *****

Owned By                    8        Shared Voting Power
Each
Reporting                            3,261,777.1 ******

Person With                 9        Sole Dispositive Power

                                     269,565.83 *****

                           10        Shared Dispositive Power

                                     3,261,777.1 ******

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Columbia Capital Equity Partners III (QP), L.P.

2. Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                         315,339.06 *******

Owned By                    8        Shared Voting Power
Each
Reporting                            3,216,003.9 ********

Person With                 9        Sole Dispositive Power

                                     315,339.06 *******

                           10        Shared Dispositive Power

                                     3,216,003.9 ********

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

10.63%****

14.  Type of Reporting Person

PN

                                       Key

* This total of shares of Class A Common Stock $.01 par value ("Class A Stock") of XM Satellite Radio Holdings, Inc. (the "Issuer") includes the shares of Class A Stock which Columbia XM Radio Partners, LLC("Columbia")may acquire upon its conversion of the 4,500 shares of 8.25%Series C Convertible Redeemable Preferred Stock ("Preferred Stock") of the Issuer it purchased on August 8, 2000. At this time, the 4,500 shares of Preferred Stock may beconvertedinto169,811.321 shares of Class A Stock.

** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia may acquire beneficial ownership upon the conversion of the 7,143.504 shares of Preferred Stock which Columbia XM Satellite Partners III, LLC ("Columbia III") acquired by a reallocation on August 17,2000 and the 8,356.496 shares of Preferred Stock which Columbia Capital Equity Partners III
(QP), L.P. ("Columbia QP III") acquired by a reallocation on August17, 2000.At this time, the 15,500shares of Preferred Stock may be converted into 584,905.66 shares of Class A Stock.

*** This total of shares of Class A Stock includes the Class A Stock of which Columbia, Columbia Capital, L.L.C.(the "Manager"), Columbia Capital Equity Partners II (QP),L.P.("Columbia QP"), Columbia Capital Equity Partners II (Cayman), L.P. ("Columbia Cayman"),Columbia Capital Equity Partners II, L.P.("Columbia Equity"), Columbia Capital Equity Partners, L.L.C.("Columbia Equity LLC"), Columbia Capital Investors, L.L.C. ("Columbia Investors"), James
R. Fleming, Jr. ("Fleming"), R. Philip Herget, III ("Herget"), Harry F. Hopper III ("Hopper"), Columbia III, and Columbia QP III (collectively, the "Reporting Persons") may acquire beneficial ownership upon the conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III on August 8,2000.At thistime,the20,000shares of Preferred Stock may be converted into 754,716.981 shares of Class A Stock.

**** This value for the percentage of Class A Stock owned by the Reporting Persons reflects the shares of Class A Stock which may be acquired upon conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III as shares of Class A Stock owned by the Reporting Persons and as a portion of the total number of shares of Class A Stock outstanding.

***** This total of shares of Class A Stock includes the shares of Class A Stock which Columbia III may acquire upon the conversion of the 7,143.504 shares of Preferred Stock which Columbia III acquired in a reallocation on August 17, 2000. At this time, the 7,143.504 shares of Preferred Stock may be converted into 269,565.83 shares of Class A Stock.

****** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia III may acquire beneficial ownership upon the conversion of the 12,856.496 shares of Preferred Stock which Columbia and Columbia QP III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000. At this time, the 12,856.496 shares of Preferred Stock may be converted into 485,150.16 shares of Class A Stock.

******* This total of shares of Class A Stock includes the shares of Class A Stock which Columbia QP III may acquire upon the conversion of the 8,356.496 shares of Preferred Stock which Columbia QP III acquired through a reallocation on August 17, 2000. At this time, the 8,356.496 shares of Preferred Stock may be converted into 315,339.06 shares of Class A Stock.

******** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia QP III may acquire beneficial ownership upon the conversion of the 11,643.504 shares of Preferred Stock which Columbia and Columbia III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000. At this time, the 11,643.504 shares of Preferred Stock may be converted into 439,376.93 shares of Class A Stock.

  This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 18, 2000. The text of Item 2 is hereby amended to reflect a reallocation of shares of Preferred Stock on August 17, 2000 between Columbia III and Columbia QP III.


Item 2.  Identity and Background

This statement is being filed by Columbia, a Virginia limited liability corporation, its managing member, the Manager, a Delaware limited liability company, Columbia QP, a Delaware limited partnership, Columbia Cayman, a Cayman Island's limited partnership, Columbia Equity, a Delaware limited partnership, Columbia Equity LLC, a Delaware limited liability company, Columbia Investors, a Delaware limited liability company, Columbia III, a Virginia limited liability company, Columbia QP III, a Delaware limited partnership, Fleming, Herget and Hopper. The Manager, Columbia QP, Columbia Cayman, and Columbia Equity and Columbia Investors are the members of Columbia and the Manager is the managing member of Columbia. Columbia Equity LLC is the general partner of each of Columbia QP, Columbia Cayman and Columbia Equity. Pursuant to the limited liability company agreement of the Manager, each of Messrs. Fleming, Herget and Hopper (the "Individual Reporting Persons") exercise voting and dispositive control over the Manager. Columbia QP III is the managing member of Columbia
III. Messrs.  Fleming, Herget and Hopper are the managing members of Columbia QP
III. Pursuant to the limited liability company agreement of Columbia Equity LLC, each of the Individual Reporting Persons exercises voting and dispositive control over Columbia Equity LLC. Columbia Investors is member managed by the Individual Reporting Persons and each of the Individual Reporting Persons exercises voting and dispositive control over Columbia Investors.

The principal business address of each of the Reporting Persons is 201 N. Union Street, Suite 300, Alexandria, Virginia 22314.

Columbia, Columbia III and Columbia QP III were formed (i) to acquire, own, hold, sell, convert, exchange and transfer equity interests in or indebtedness of the Issuer, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

The Manager was formed to (i) act as the manager of Columbia Capital Equity Partners II, L.P., and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. Columbia Equity L.L.C. was formed to act as the general partner of each of the partnerships of Columbia Capital Equity Partners II, L.P. The Individual Reporting Persons serve in various management capacities with the Manager, Columbia Equity LLC and Columbia Investors.

Each of Columbia QP, Columbia Cayman, Columbia Equity and Columbia Investors was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

This Statement covers the 2,776,626 shares of Class A Stock which Columbia acquired on October 8, 1999 and the shares of Class A Stock of which the Reporting Persons may acquire beneficial ownership upon the conversion of 20,000 shares of Preferred Stock purchased as follows: 4,500 by Columbia, 8,203.313 by Columbia III and 7,296.687 by Columbia QP III on August 8, 2000 (such shares are sometimes referred to in this Statement as the "Securities"). Subsequently, on August 17, 2000, Columbia III and Columbia QP III engaged in a reallocation of shares of Preferred Stock between them. Following such reallocation, Columbia III owned 7,143.504 shares of Preferred Stock and Columbia QP III owned
8,356.496 shares of Preferred Stock. At this time, the 20,000 shares of Preferred Stock may be converted into 754,716.981 shares of Class A Stock.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, with the exception of Columbia Cayman, which is a Cayman Islands entity, each of the Reporting Persons and their executive officers and managing directors are United States citizens.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

The Reporting Persons



By: _________________ For himself and as agent for each of the persons indicated pursuant to a joint-filing agreement previously filed with the Securities and Exchange Commission.


Date: February ____, 2001

                                                COLUMBIA
                                                         -----------------------


                                                By: Columbia
                                                             ------------------,
                                                    its
                                                        ------------------------


                                                By:
                                                    ----------------------------
                                                    Name:
                                                    Title: